SOLAR ENERGY INITIATIVES, INC.

November 22, 2013

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:

Solar Energy Initiatives, Inc.

Amendment to Form 8-K, filed August 14, 2013

File No. 000-54837

Dear Ms. Ravitz:

Solar Energy Initiatives, Inc. (the “Company”) has received your letter dated September 4, 2013 regarding Amendment No. 1 to Form 8-K filed by the Company on August 14, 2103, amending a Form 8-K reporting a pending acquisition by the Company, filed on July 2, 2013.  Each specific Staff comment is set forth below, followed by the Company's response, as follows:

Item 2.01

1.

Please describe how Novation Holdings held its interest in the referenced restaurant business and file the acquisition agreement by which Novation exchanged HB&G Stock for majority voting control of your stock.

Response:

Novation Holdings, Inc. contracted to acquire the assets of the previous business, which had been closed, from the prior operator, Martinez and Cayanan, LLC, in exchange for the issuance of Novation common stock.  The acquisition agreement was dated in April, 2013 and the Company was not a party to the agreement.  The April 2013 acquisition agreement was later assigned to the Company and the Company then entered into a settlement and acquisition agreement with the prior operator, the landlord of the restaurant premises and the members of the prior operator, to acquire the assets of the closed business, subject to certain liabilities, in June 2013.  Copies of the relevant agreements will be filed as exhibits to an amended Form 8-K to be filed no later than November 25, 2103.

Item 2.03

2.

Please explain the transaction in which one of the notes issued as consideration for the acquisition of the restaurant operations was sold to LG Capital, including a description of your and Novation Holdings’ relationship to LG Capital and to Martinez and Cayanan, LLC.

           Response:  As part of the acquisition cost of the restaurant assets, the Company assumed an existing note in the total principal amount of $160,000 due to the landlord, which it then divided into three separate notes of $50,000, $60,000 and $50,000, as provided in the agreement under which the Company acquired the restaurant assets.  LG Capital later purchased on of the three notes from the landlord.  The Company had no prior relationship with LG Capital.  It is understood that LG Capital had loaned funds to Novation Holdings at some earlier date, but that there was no other relationship between LG Capital and Novation Holdings.  Martinez & Cayanan, LLC was the name of the prior operator of the restaurant before it was closed.

Item 5.06

3.

We note your response to our prior comment 1 that you do not believe that you were a shell company prior to the acquisition described in this filing.  Please provide a more detailed legal analysis supporting your conclusion, with specific cites to relevant legal authority, including, for example, Rule 12b-2 of the Exchange Act  of 1934, and taking into account your apparent nominal assets and the dormancy of your operating subsidiaries described in your 10-Q for the quarter ended April 30, 2013.

           Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Form 10 Information

Item 1. Business

4.

Please revise this section substantially to clarify the extent of your current business operations, consistent with your disclosure in your most recent public filings that your solar operating subsidiaries are dormant, that you carry no inventory of solar products and had only one employee prior to the restaurant acquisition.  Your statements in the seventh and eighth paragraphs on page 4 and under the caption “Business Focus” do not appear to reflect your descriptions of your current level of resources.  For example, please reconcile your statement on page 5 that you “offer solar power products including solar panels, inverters and balance of system…” with the disclosure in your most recently filed 10-Q.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

5.

Refer to the sixth paragraph on page 4.  Please tell us whether you are referencing the Asset Purchase Agreement with Social Fly Marketing, Inc., as amended and if so, tell us whether this agreement has been further amended to extend its termination date beyond September 15, 2012 as provided in your most recently filed amendment to the agreement. If not, please revise your disclosure accordingly.

Response:  The Asset Purchase Agreement with Social Fly Marketing, Inc. has been terminated. The Company will file an amended Form 8-K on or before November 25, 2013 to include the revised disclosure.

6.

We note your reference on page 4 to information provided on your website.  Please note your obligations when you include internet addresses in your document as explained in footnote 41 of Release No. 34-42728 (April 28, 2000). We note further that this website appears to be inoperative.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

7.

Refer to the last paragraph on page 4.  Please revise to describe how the planned expansion of your restaurant business is consistent with your current financial condition and your difficulty obtaining access to capital disclosed here and in your prior public filings.   In making revisions, clearly state your anticipated timelines for specific steps you will take and your capital needs for these steps as well as anticipated sources.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

8.

Refer to the third paragraph on page 5.  Please expand your disclosure to describe the material terms of your contracts with marijuana collectives and file the contracts as exhibits to this filing.  In addition, please tell us what capital resources you plan to use to begin fulfilling these contracts by October 2013.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information; however, the Company can only file a pro forma copy of the contract due to confidentiality provisions in the contracts, restricting the disclosure of the names and locations of the collectives for security reasons.

9.

Refer to your disclosure under the caption “House Bar and Grill.”  Please expand your discussion to include all information about this business required by Item 101(h) of Regulation S-K.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 2. Financial Information

10.

You refer to an Exhibit 99.1 that does not appear to have been filed.  Please amend your filing to provide the information required by Items 303 and 305 of Regulation S-K.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 4. Security Ownership of Certain Beneficial Owners and Management

11.

Please present the information required in the format specified by Item 403 of Regulation S-K with respect to the beneficial ownership of the company’s voting securities.  With respect to the holdings of Novation Holdings, please identify the natural person or persons with voting control of the shares.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 5  Directors and Executive Officers

12.

Please specify the time periods in which Mr. Gelmon served in the positions described in his biography for at least the past five years.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

13.

We note that you do not designate a principal financial or accounting officer.  Please tell us who is responsible for maintaining your internal controls and procedures.  If  Mr. Gelmon is that person, please disclose his background and expertise in financial matters appropriate to serve in that position or provide risk factor disclosure that you do not have a properly qualified officer to serve in that position.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 6.  Executive Compensation

14.

We note your disclosure in footnote 1 that Mr. Fann received fees for consulting services and “loan fees” in addition to salary.  Please disclose these payments in appropriate columns in your summary compensation table.  In addition, please reconcile your statement in footnote (1) to the summary compensation table that Mr. Fann is currently being compensated at $120,000 per year with your disclosure that Mr. Fann resigned in February 2013.  In addition, in your amended filing please update the table to the 2013 fiscal year-end.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 7. Certain Relationships and Related Transactions, and Director Independence

15.

Please provide the information required by Item 404(d) of Regulation S-K with respect to Mr. Gelmon and any others to whom it applies.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 9. Market  Price of  Dividends  on  the  Registrant’s  Common Equity

16.

Please update your equity compensation plan table to fiscal year-end 2013.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 10. Recent Sales of Unregistered Securities

17.

Please provide information on all issuances in the past three years and please provide information on the persons or classes of persons to whom such securities were issued.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 13. Financial Statements and Supplementary Data

18.

Exhibit 99.1 does not appear to have been filed.  Please amend your filing to include the financial information required by Article 8 of Regulation S-X.

Response:  The Company will file an amended Form 8-K on or before November 25, 2013 to include the additional detailed information.

Item 9.01 Financial Statements and Exhibits

19.

We note that on June 28, 2013 you issued stock consideration to Novation Holdings, Inc. in exchange for the stock of HB&G, Inc., which through its subsidiary operates the

House Bar & Grill in Temecula, California.  You also disclose that you accounted for this transaction as an asset acquisition, although throughout the filing you refer to the “restaurant operations” acquired through the transaction.  Further, as we note from news articles that the House Bar & Grill in Temecula, California was in operation prior to the date of the June 2013 transaction, please tell us in detail why you accounted for this transaction as an asset acquisition rather than as a business combination and provide to us your analysis of how you addressed the definition of a business.  Refer to the guidance outlined in paragraphs 805-10-55-4 through 55-9 of the FASB Accounting Standards Codification and specifically discuss your analysis of the inputs, processes and the ability to continue producing outputs transferred to you, including any employees.

Response:  The consideration paid to Novation Holdings in stock was for the acquisition of the April, 2013 contract rights. HB&G Temecula, Inc. was incorporated by the Company to acquire the assets of the prior operator of the restaurant, which had opened in March 2012, but had closed prior to May, 2013 for default on the lease and on payment of a note to the landlord, owed by the former operator.  The landlord would not allow further operations and had taken control of the funds and assets of the restaurant. As a result of the settlement with the landlord and the former operator in late June 2013, HB&G Temecula, which acquired the assets and the liabilities from the landlord, was able to open the restaurant again.  Minimal records of any prior operations were held by the landlord and those records are not available to HB&G Temecula, Inc. The Company will file an amended Form 8-K on or before November 25, 2013 to include additional detailed information and why the acquisition was treated as an asset acquisition, rather than as the acquisition of an operating business.

Form 10-Q ’s  for  the  quarters  ended  April  30,  2013  and  January  31,  2013

20.

We note that your Exhibit 31 to your 10-Q for the quarter ended April 30, 2013 does not contain the certification of your principal financial officer as required by Section 302 of the Sarbanes-Oxley Act of 2002.  Your 10-Q for the quarter ended January 31, 2013 appears to be missing certifications altogether.  Please amend these filings to include the required certifications.

Response:  The Company will file an amended Form 10-Q for each of the quarters ended January 31, 2013 and April 30, 2013on or before November 25, 2013 to include the additional certifications.

We trust that this letter has responded fully to the Staff comments in the letters dated July 26, 2013 and September 4, 2013.  We understand and acknowledge that the Staff may have additional comments to our filings, whether based on this response or on a further review of our most recent filings by the Staff.  We look forward to responding to any additional comments.  In connection with this response to the Staff comments, the Company acknowledges that:

-

The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

-

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Gelmon

Michael Gelmon

Chairman and CEO

Solar Energy Initiatives, Inc.